Olowo-n'djo Tchala

Founder & CEO of Ayeya / Founder of Alaffia
Greater Seattle Area

Contact

www.linkedin.com/in/olowo-n-djo-tchala-114248199 (LinkedIn)

Languages

English (Full Professional)
French (Native or Bilingual)

Honors-Awards

United States Trade Representative
Entrepreneur of the Year
CEW Beauty Award
Whole Planet Foundation Trailblazer of the Year
Women's Global Development and Prosperity Initiative

Summary

Olowo-n'djo: The path connector

Armed with an understanding of sustainable business ideologies and an unwavering dedication to improve the standards of living in West African communities, Olowo-n'djo founded Alaffia in 2004 and Ayeya in 2022, providing a path towards poverty alleviation and gender equality through the fair trade of African resources.

Born and raised in poverty in Togo, West Africa. Inspired by his mother, who instilled in him the importance of community. Ten years after dropping out of school, Olowo-n'djo earned a bachelor's degree in organizational theory from the University of California.

While studying, he felt the yearning to help improve the way of life for the communities like his home village by providing a more sustainable and equitable future.

He fights the injustices he faced and witnessed, including gender inequality and poverty in West Africa through sustainable health care, education and environmental initiatives.

Experience

AYÉYA
Founder and CEO
January 2023 - Present (3 years 3 months)

Black Buffalo International
Founder and CEO
2017 - Present (9 years)

GLOBAL ALLIANCE FOR COMMUNITY EMPOWERMENT
President
January 2005 - Present (21 years 3 months)

Agbanga Karite Alaffia SARL
Founder and Chairman
2003 - Present (23 years)

Alaffia
Founder and CEO
2003 - 2022 (19 years)

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Education

University of California, Davis
Bachelor of Science - BS, Organizational Theory